SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

300 SOUTH GRAND AVENUE

LOS ANGELES, CALIFORNIA 90071-3144

FIRM/AFFILIATE
	TEL: (213) 687-5000	OFFICES
	FAX: (213) 687-5600	——————
	www.skadden.com	BOSTON
CHICAGO
HOUSTON
LOS ANGELES
	June 10, 2021	NEW YORK
PALO ALTO
BY EDGAR		WASHINGTON, D.C.
WILMINGTON
——————
BEIJING
Division of Corporation Finance		FRANKFURT
Office of Life Sciences		HONG KONG LONDON
Securities and Exchange Commission		MOSCOW MUNICH
100 F St., N.E.		PARIS
Washington, D.C. 20549		SÃO PAULO
Attn: Christie Wong		SEOUL
Mary Mast		SHANGHAI
Margaret Schwartz		SINGAPORE
Jeffrey Gabor		TOKYO
TORONTO

Re: Dole plc

Amendment No. 1 to the Draft Registration Statement on Form F-1

Submitted April 28, 2021

CIK No. 0001857475

On behalf of Dole plc (the “Company”), we submit herewith a copy of the above-referenced Amendment No. 1 to the Draft Registration Statement on Form F-1 (the “Revised Registration Statement”) via the EDGAR system of the Securities and Exchange Commission (the “Commission”). In this letter, we respond to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated May 26, 2020 (the “Comment Letter”).

The Revised Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the comments in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the comments. Capitalized terms used but not defined herein have the meanings given to them in the Revised Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Revised Registration Statement.

Securities and Exchange Commission

June 10, 2021

PROSPECTUS SUMMARY

Company Overview, page 1

1.

Please revise to ensure that the information you include in your summary is balanced. For example, please include prominent disclosure of the amount of your indebtedness and the company’s dependence on the proceeds of the offering to repay such debt and meet outstanding obligations, to the extent accurate. To the extent that you cite strengths in your summary, please review each one and revise as necessary to provide balanced information, rather than listing generalized risk factors at the end of this section.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 6, 8, 9, and 19 of the Revised Registration Statement.

2.

We note your references to the “Share Exchange”, “Scheme”, and “Scheme of Arrangement” on pages 14 and 57, and elsewhere. Please revise your summary to include prominent disclosure regarding the purpose and effect of the Share Exchange and Scheme.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 17, 62 and 63 of the Revised Registration Statement.

3.

We note your statement that you are a leader in value added and fresh packed vegetables in North America and other growth categories across the wider fresh produce product range worldwide. Please define “value-added and fresh packed vegetables” and “other growth categories.” Additionally, please also provide support for this statement, disclose the measure by which you determined your competitive position, and explain the differences. To the extent that this statement is based upon management’s belief, please indicate that this is the case.

Response: In response to the Staff’s comments the Company has provided definitions for Value Added Salads and for Fresh Packed Vegetables on pages iii and iv of the Revised Registration Statement. The Company also included support for its claim of being one of the leaders in these categories and disclosed the applicable measure of support on page 1 of the Revised Registration Statement. Last, the Company also revised its claim regarding other growth categories and provided examples to suggest a subset of the categories in which it has scaled presence on page 1 of the Revised Registration Statement.

4.

Please revise page 2 to briefly provide more details concerning the study conducted by IPSOS, including sample size or approximate sample size and number of brands studied, and clarify the meaning of “fresh fruit unaided consumer brand awareness.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the Revised Registration Statement.

Securities and Exchange Commission

June 10, 2021

5.

We note your statement on page 3 that the combination of Dole Food Company and Total Produce will drive “significant growth and cost benefits through the realization of synergies across the enlarged business.” However, your risk factor on page 46 states that you do not anticipate full integration and, as a result, “expect modest organizational synergies” between your businesses. Please reconcile.

Response: The Company respectfully advises the Staff that the reference to synergies on page 3 is related to operational synergies, while the first portion of the risk factor on page 47 referring to “full integration” and “modest organizational synergies” between our businesses is referring to organizational synergies, such as merging offices and reducing headcount. The risk factor first notes that we will not obtain material organizational synergies, and then discloses the risks related to obtaining the operational synergies that we refer to on page 3. In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 50 and 51 of the Revised Registration Statement.

Industry Overview and Market Opportunity, page 4

6.

We note your use of Nielson data to support your statement that fresh produce is a key growth driver in grocery stores. Please revise to clarify the underlying data used and the calculations you performed based on such data.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 5 of the Revised Registration Statement.

Our Competitive Strengths, page 5

7.

Please revise to name the competitors shown in the graphic on pages 6 and 132, and discussed in the surrounding text, as well as the basis for the rankings shown, including whether certain companies were excluded. With respect to the footnote to the graphic on page 7, please clarify which countries or producers were excluded in the market share calculations. For example, with respect to value added vegetables, list the other types of non-retail sales that were excluded.

Response: In response to the Staff’s comment, the Company has revised the graphic to show peers on pages 6 and 156 of the Revised Registration Statement. As it relates to the banana and pineapple markets, on page 7 of the Revised Registration Statement, the Company has revised the disclosure to include a list of countries for the sourcing of products in such category (and any country not included on the list is excluded).

Our Growth Strategy, page 11

8.	On page 11 you state that you were the global #1 in fresh produce for fiscal year 2020. Please revise to state how this was calculated.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 12 of the Revised Registration Statement.

Securities and Exchange Commission

June 10, 2021

Summary Historical and Pro Forma Consolidated Financial Information, page 23

9.

We note that your pro forma non-GAAP measurement included your share of revenue of equity accounted investments. This appears to be an individually tailored accounting policy and appears to violate Rule 100(b) of Regulation G. Please revise and remove the reconciling items throughout the filing, including any segment disclosures, related to your equity investments. Refer to Non-GAAP financial measures Question 100.04 of C&DI dated April 4, 2018.

Response: In response to the Staff’s comment, the Company has removed this measure throughout the Revised Registration Statement.

10.

Please revise throughout the filing to present GAAP measures prior to the presentation of non-GAAP measures. For example, on pages 1 and 7 you disclose the percentage of Adjusted Revenue of fresh fruit and fresh vegetable, but do not present the comparable percentage of GAAP revenue. Notwithstanding the above comment, on page 101 you discuss Adjusted revenue by segment, but do not discuss revenue by segment. On pages 3 and 5 you disclose pro forma Adjusted Revenue prior to pro forma Revenue. In addition, any non-GAAP charts, such as the ones presented on pages 6 and 7, should be preceded by an equally prominent GAAP chart.

Response: In response to the Staff’s comment, the Company has revised the presentation throughout the Revised Registration Statement to present GAAP measures prior to the presentation of non-GAAP measures.

RISK FACTORS

Adverse weather conditions, natural disasters, crop disease, pests and other natural conditions..., page 27

11.

Please include a separate risk factor addressing Tropic Race 4 (TR4). In your revised disclosure, clarify the severity and possible effects of the disease, discuss any material impacts you have experienced, and quantify the related costs you have incurred and reasonably expect to incur. In this regard, we note, for example, a press release from July 30, 2020, located on the company’s website, where you characterize TR4 as an “existential threat to bananas” and include a number of actions taken by the company to address TR4, including ramping-up your TR4 response plan, implementing site-specific TR4 prevention activities, and instituting a three-year containment program.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 31 and 32 of the Revised Registration Statement.

Securities and Exchange Commission

June 10, 2021

Description of the Transaction, page 57

12.	Please revise to state the amount of the C&C Promissory Note on page 61.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 66 of the Revised Registration Statement.

13.	Please revise to provide more detail concerning the claims that have been asserted in connection with the 2018 Transaction on page 63, including the type and amount of such claims.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 69 of the Revised Registration Statement.

14.	Please revise page 66 to state the price upon which the Trademark License is being extended, if material, and describe or cross-reference such arrangement in the Related Party section.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 71 and 206 of the Revised Registration Statement.

Industry, Market and Other Data, page 69

15.

Page 69 indicates you commissioned data presented in the registration statement. Please tell us what consideration you gave to filing the third party’s consent as an exhibit to the registration statement as required by Section 7 of the Securities Act and Securities Act Rule 436.

Response: In response to the Staff’s comment, the Company respectfully submits that the third parties from whom the Company commissioned information are not “experts” under Rule 436 and accordingly, the Company does not believe consents are required to be filed as exhibits to the Revised Registration Statement. Rule 436 under the Securities Act requires that a consent be filed if any portion of a report or opinion of an expert is quoted or summarized as such in a registration statement. Section 7 of the Securities Act provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The Company respectfully submits that such third parties, who comprise market research firms and an industry group are not among the class of persons subject to Section 7 and Rule 436 as “experts” unless the Company expressly identifies such third parties as experts or the statements are purported to be made on the authority of such providers as “experts.” Accordingly, the Company believes that such third parties should not be considered “experts” within the meaning of Rule 436 and the federal securities laws.

In addition, the Company notes that the consent requirements of Section 7 and Rule 436 are generally directed at circumstances in which an issuer has engaged a third-party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with a registration statement. The information described above reflects aggregated market data and was not prepared for purposes of the Revised Registration Statement, but was rather prepared for business and marketing purposes. As a result of the foregoing, the Company respectfully submits that the third-parties described above are not experts of the kind whose consents are required to be filed pursuant to Rule 436.

Securities and Exchange Commission

June 10, 2021

Use of Proceeds, page 71

16.

Please revise to disclose the estimated net amount of the proceeds broken down into each principal intended use thereof. If the anticipated proceeds will not be sufficient to fund all the proposed purposes, the order of priority of such purposes should be given, as well as the amount and sources of other funds needed. With respect to the intended debt repayment, describe the interest rate and maturity of such indebtedness and, for indebtedness incurred within the past year, the uses to which the proceeds of such indebtedness were put. Refer to Item 3C of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 22 and 76 of the Revised Registration Statement.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 77

17.

Clarify how you have reflected the consummation of debt financing in connection with the Transaction in the pro forma information. If the financing will not be used to pay off debt in connection with the Transaction, please clarify that fact.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 82 of the Revised Registration Statement.

18.	Please address the following in the pro forma information for clarity:

•

In the introductory paragraphs on page 77, please provide a detailed description of each transaction for which a pro forma effect is being given. For example, clarify the nature of “the Transaction based on the historical financial position and results of operations of Total Produce and Dole Food Company.

•	Since Total Produce is considered the accounting acquirer of Dole Food Company, please present the Total Produce Historical column on page 80 first.

•

Please revise to similarly title each adjustment on the pro forma financial statements on pages 79 and 80 as described in the notes to the pro forma information. For example, adjustment “A” on page 79 should be labeled as such on page 83.

•

We note on page 57 that the Transaction agreement will be effected in a series of steps. Please revise the pro forma information to clarify how each step is considered. For example, in the first step, clarify how you have reflected the shares issued to Total Produce in the Share Exchange. For the second step, clarify why you present Dole Food Company in the pro forma columns on pages 79 and 80, instead of DFC Holdings.

•

Clarify why adjustments “i” through “l” on pages 84 and 85 are included in the subheading, “Transaction Accounting Adjustments Related to IPO”. Revise the subheading to clarify that it encompasses repayment of debt from the offering proceeds.

Securities and Exchange Commission

June 10, 2021

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 82, 84 and 89-94 of the Revised Registration Statement.

19.	Please disclose how you determined the value of share consideration of $215 million.

Response: The Company respectfully advises the Staff that the share consideration currently in the Unaudited Pro Forma Condensed Consolidated Financial Information is a placeholder for illustrative purposes based on the minimum condition in the Transaction Agreement. The actual amount will be revised based on the midpoint of the initial public offering price range to be set forth on the cover of the prospectus.

20.

You provide a preliminary purchase price allocation for Dole Food Company’s historical assets and liabilities on page 82. Please revise to clarify how the adjustments for each balance sheet line were made in the pro forma information. For example, you may want to revise adjustment “j” on page 85 to clarify how those adjustments relate to the purchase price allocation. In this respect, we note that the line items in adjustment “j” are not easily compared to the purchase price allocation on page 82.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 89-94 of the Revised Registration Statement to add additional detail about how each of the fair value adjustments were made in the pro forma information.

21.	With respect to explanation note (e) on page 83, please tell us where the adjustment is reflected in the Pro Forma Condensed Consolidated Financial Statements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 90 of the Revised Registration Statement to clarify this adjustment.

22.

We note you will receive $538 million of cash from IPO Transaction as noted on page 80 note M. We further note on page 85 note (n) that the net proceeds is $565 million, please explain the discrepancies or revise. Please also reconcile the debt transactions note N on page 80 and the your explanation note (n) on page 85 (i.e., your repayment of $538 million in note (n) but your cash reduction is $565 million on page 80).

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 86 and 92 of the Revised Registration Statement to clarify these adjustments.

23.

Please present the historical and pro forma basic and diluted per share amount and the number of shares used to calculate such per share amounts on the face of the Pro Forma Condensed Consolidated Statement of Operations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 84 and 85 of the Revised Registration Statement.

Securities and Exchange Commission

June 10, 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS

Overview, page 87

24.

You state in Risk Factors on page 27 that you have begun seeing instances of Tropic Race 4 (TR4), a serious vascular crop disease that affects bananas in some areas where you source product. Please tell us the extent to which you have seen the disease and what consideration, if any, you have considered the disease with respect to any impairments to be recorded in your financial statements. Disclose in Management’s Discussion and Analysis any expected trends with respect to how you are managing the disease, including anticipated costs to contain the disease, and the expected impact on your results of operations. Consider disclosing total revenue from bananas that could potentially be affected if the disease spreads across the globe, with a breakdown of banana revenue in areas in which TR4 has been discovered.

Response: The Company respectfully advises the Staff that TR4 has not yet been detected on any of Dole’s farms. Dole has seen TR4 in its growing regions, including Colombia and Peru. Dole has not considered the disease with respect to any impairments to be recorded in its financial statements (including total revenue from bananas that could be potentially affected) because to date it has not impacted any of its farms. To clarify, the Company has revised the disclosure regarding TR4 on pages 31, 32, 45 and 99 of the Revised Registration Statement.

BUSINESS

Our Growth Strategy, page 136

25.

Please revise to quantify the estimated investments referenced throughout this section, including, but not limited to, fresh produce market growth, market penetration, your planned expansion into additional territories and categories, and supply chain optimization. In your revised disclosure, please discuss the key milestones and time frames to implement each of these strategies.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the Growth Strategy section on pages 12, 13, 14 and 162-165 of the Revised Registration Statement. With respect to fresh produce market growth, the Company has highlighted initiatives and partnerships that it has entered in order to raise awareness of the fruits and vegetables category. With respect to expanding its presence across selected growth categories, the Company has highlighted its current presence in such categories and future potential through our sourcing strategy, selected product concepts, leveraging grower relationships, appropriately leveraging the DOLE brand and utilizing current infrastructure to further enhance our presence in each sub-category. In regards to further leveraging the DOLE brand in Europe, the Company has clearly identified key markets where they feel the brand is underrepresented and Total Produce’s already established

Securities and Exchange Commission

June 10, 2021

presence will help grow the brand. For new product development, the Company has highlighted its history of constantly innovating, its future focus on products and packaging solutions, and recent initiatives and tools that will be leveraged as part of its strategy. For supply chain optimization, the Company has highlighted benefits from better coordination and enhancement within the new infrastructure of Dole plc. Lastly, for M&A, the Company has highlighted its strong history of M&A and have shown its track record, which the Company expects to continue in the future outlook as well.

With respect to the Staff’s request for quantification, key milestones and time frames, the Company respectfully submits that many of the plans described above are general or in preliminary form. While Dole plc has identified strategic opportunities across a broad range of categories, it has not made definitive material advancements other than as described in the Revised Registration Statement and as such, detailed information regarding quantification, key milestones and time frames are not available for public disclosure.

Customers, page 144

26.	Please provide additional information concerning your non-retail customers, including your wholesale and foodservice customers.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 171 of the Revised Registration Statement.

MANAGEMENT, page 152

27.

We note your statement that you do not have any written employment agreements with named executive officers governing their duties and responsibilities. Please revise to clarify whether you have any employment or compensation agreements with any of your named executive officers. In this regard, we note references to retention agreements on pages 163 and F-121. To the extent you have employment or compensation agreements with any of your named executive officers, please file these agreements as exhibits or advise why this is not required. See Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 186, 189, 190, 191, 197 and 201 of the Revised Registration Statement to clarify the employment and compensation agreements to which any named executive officers are subject. The Company will file the referenced agreements with respect to Mr. Lindén as exhibits.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Revolving and Term Facilities, page 177

28.

We note that the interest rate of your Revolving Credit Facility and the Term Loan A Facility is tied to LIBOR. Please provide risk factor disclosure related to the impact of the discontinuation of LIBOR on your credit facilities. Alternatively, please tell us why you believe you are not required to do so.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 41 of the Revised Registration Statement.

Securities and Exchange Commission

June 10, 2021

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS, page 204

29.

It appears that you do not intend to file a tax opinion relating to the tax consequences of this transaction. Please tell us why you have determined that such a tax opinion is not required for this transaction considering, for example, the uncertainty relating to your PFIC status. Refer to Item 601 of Regulation S-K and Section III.A of Staff Legal Bulletin No. 19.

Response: The Company respectfully submits to the Staff that Item 601(b)(8) of Regulation S-K requires a tax opinion supporting the tax matters and consequences to the shareholders as described in the registration statement when such tax matters are material to the transaction for which the registration statement is being filed. Section III.A.2 of Staff Legal Bulletin No. 19 provides that tax consequences are “material” to investors “if there is a substantial likelihood that a reasonable investor would consider the information to be important in deciding how to vote or make an investment decision or, put another way, to have significantly altered the total mix of available information.” It further provides, as examples of transactions generally involving material consequences, “mergers or exchange transactions where the registrant represents that the transaction is tax-free (e.g., spin-offs, stock for stock mergers)” and “transactions offering significant tax benefits or where the tax consequences are so unusual or complex that investors would need to have the benefit of an expert’s opinion to understand the tax consequences in order to make an informed investment decision (e.g., debt offerings with unusual original issue discount issues, certain rights offerings, limited partnership offerings, certain offerings by foreign issuers).” Based on previous discussions members of our firm have had with the Staff, tax disclosures for common stock and debt offerings do not require an opinion. Consequently, it has been our firm’s experience that a tax opinion is not necessary for an offering of this nature. Additionally, n. 44 in Section III.C.4 of Staff Legal Bulletin No. 19 observes that a registrant’s status as a PFIC may not be capable of determination before the effective date of the registration statement, and in this situation disclosure of potential status as a PFIC and its tax consequences to investors may be required in the registration statement.

The transaction for which the Revised Draft Registration Statement is being filed is for an offering of common stock. The U.S. federal income tax consequences to a U.S. Holder of owning and disposing of common stock are generally not material within the meaning of Item 601(b)(8) of Regulation S-K and Section III.A.2 of Staff Legal Bulletin No. 19. With respect to the Company’s PFIC status, the Company does not believe it is appropriate to provide an opinion because, as described under “United States Federal Income Tax Considerations,” the determination of whether the Company is or will

Securities and Exchange Commission

June 10, 2021

become a PFIC for any taxable year is a fact-intensive determination made annually that depends upon the composition and classification of the Company’s income and assets. Furthermore, consistent with the observation in Section III.C.4 of Staff Legal Bulletin No. 19, the Company’s status as a PFIC for the taxable year of the offering cannot be determined until after the effective date of the registration statement. The Revised Draft Registration Statement thus discloses potential status as a PFIC and its tax consequences. Considering the foregoing, the Company has determined that a tax opinion regarding the U.S. federal income tax considerations applicable to the ownership and disposition of the Company’s ordinary shares by a U.S. Holder is not required.

Total Produce plc Financial Statements

Notes to Consolidated Financial Statements

2. Basis of Preparation and Summary of Significant Accounting Policies

Revenue Recognition, page F-18

30.

You state that the transaction price for product is measured as consideration that is expected to be received for the sale, net of variable consideration including provisions for returns, discounts, rebates and allowances and that estimated variable consideration is included in the transaction price only to the extent that is probable that a significant reversal of cumulative revenue recognized would not occur. You also state that volume rebates are recognized as earned by the customer. Please clarify how your policy with respect to volume rebates is consistent with your accounting policy for variable consideration and ASC 606-10-32-5 through 32-9.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-43 of the Revised Registration Statement and removed the reference to volume rebates being recognized as earned by the customer. The Company estimates variable consideration including volume rebates, based on amounts expected to be provided, after consideration of historical experience and contractual terms, subject to the constraint in ASC 606-10-32-11. Estimated variable consideration is reassessed at each reporting date.

5. Segments, page F-25

31.

You state that management uses Adjusted Revenue and Adjusted EBITDA to evaluate segment performance and allocate resources. ASC 280-10-50-22 requires a company to use one measure of profit or loss for each reportable segment. Also refer to Compliance & Disclosure Issue 104.01. Please remove the presentation of Adjusted Revenue in the financial statements as it appears that Adjusted Revenue is a non-GAAP measure, which is not appropriate to be included in the financial statements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-53 of the Revised Registration Statement, globally removed Adjusted Revenue and all references to Adjusted Revenue as a measure of evaluating segmental performance and replaced those references with U.S. GAAP revenue by segment.

Securities and Exchange Commission

June 10, 2021

DFC Holdings LLC Financial Statements

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies

Revenue Recognition, page F-75

32.	Please present your revenue disaggregation as required by ASC 606-10-50-5.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-100 of the Revised Registration Statement.

33.

You state on page F-76 that estimated sales and discounts are recorded in the period in which the related sale is recognized. However, you state that volume rebates are recognized as earned by the customer and, where applicable, Dole’s estimate of sales volume over the term of the arrangement. Please clarify your accounting policy for volume rebates and how your policy is consistent with ASC 606-10-32-5 through 32-9.

Response: The Company respectfully advises the Staff that volume rebates are recognized in the period of sale based on Dole’s estimate of sales volume over the terms of the arrangement in accordance with ASC 606-10-32-5 and in response to the Staff’s comment, the Company has revised the disclosure to clarify on page F-101.

Agricultural Costs, page F-76

34.

You state that recurring agricultural costs after the preproduction period, including ongoing pruning, fertilization, watering, and farm labor, are generally capitalized into inventory and charged to costs of sales when the related crop is harvested and sold, however you expense the pineapples and bananas costs as incurred. Please tell us the basis for expensing pineapple and banana costs as incurred. Refer to ASC 905-330-25-1 and all pertinent authoritative accounting literature in your response.

Response: We account for agricultural costs after the preproduction period in accordance with Accounting Standards Codification Topic ASC 905 Agriculture (“ASC 905”) for all of our crops, with the exception of pineapples and bananas. When determining our accounting policy for crop growing costs, we noted that at the time that AICPA Statement of Position No. 85-3 Accounting by Agricultural Producers and Agricultural Cooperatives (“SOP 85-3”) was issued in 1985 (which later became codified as ASC 905), the agricultural guidance was written for entities with operations in the United States that grow row crops such as lettuce, and for crops that grow on trees such as apple trees, vines such as grapes, and bushes such as blueberries that would normally grow in temperate regions. We believe that the standard did not contemplate the accounting for the growing of tropical crops or other crops that do not have the same seasonal fluctuations and cycle of production that agriculture has in seasonal environments. We believe our position is supported by ASC 905-10-15-4-b, which specifically excludes the following entities from its scope: “Growers of pineapple and sugarcane in tropical regions” (emphasis added). Based on this scope exception, we believe the intention of

Securities and Exchange Commission

June 10, 2021

the guidance was to scope out tropical fruits that have a continuous cycle of production and do not grow based on a seasonal production cycle or have a distinct harvest period. We consider pineapples and sugarcane as examples of such products that meet this criterion but do not consider these examples as an exhaustive list, nor to do we interpret the guidance as prescribing specific crops that meet this scope exception. As such, we expense agricultural costs after the preproduction period for pineapples and bananas due to the continuous crop production and the nature of these costs, which are described further below.

When determining our accounting treatment for pineapples and bananas, which we grow in tropical regions, we noted that these fruits are grown and harvested in a substantially different manner than all of our other crops. For example, the crops that we grow in non-tropical regions such as apples, pears, grapes, cherries, vegetables, etc. are planted, grown, and harvested during a discrete season that varies for each crop. As such, the seasonal pruning, fertilization, watering, farm labor and other direct costs are discretely identified with each applicable crop and appropriately capitalized to the inventory produced by such crops. Such inventory is then sold over a discrete subsequent period that varies significantly for each type of crop and its ability to be shipped and stored at cold temperatures prior to its sale.

Conversely, the unique biological nature of pineapple and banana plants, combined with the stable climates of the tropical regions in which we produce them, allows for a continuous cycle of production. Said another way, there is no identifiable season for either of these fruits. This lack of seasonality requires significantly different agricultural practices than the other products that we grow and allows us to continuously plant, maintain, harvest, and sell these products on a weekly basis throughout the year. Therefore, these costs represent substantive maintenance activities for sustaining continuous production of our tropical plants and are not considered directly attributable inventoriable costs with distinct and separately identifiable inventory cycles. As such, consistent with industry practice for tropical growing fruits, we expense these costs as incurred.

General

35.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and will provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Securities and Exchange Commission

June 10, 2021

Please direct any questions regarding the Company’s responses or Revised Registration Statement to me at (213) 687-5122 or michelle.gasaway@skadden.com.

Very truly yours,

/s/ P. Michelle Gasaway

P. Michelle Gasaway, Esq.

cc:	Rory Byrne

Dole plc

cc:	David C. Eisman

Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Michael J. Hong

Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Marc D. Jaffe

Latham & Watkins LLP

cc:	Ian D. Schuman

Latham & Watkins LLP

cc:	Adam J. Gelardi

Latham & Watkins LLP